UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

8-50240

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01-01-2025 AND ENDING 12-31-2025
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Periculum Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4 Center Green, Suite 200

(No. and Street)		
Carmel	IN	46032
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Fritz Schutte	317-836-1800	fschutte@periculumcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Thomas Faust, CPA D/B/A Thomas Faust, CPA

(Name – if individual, state last, first, and middle name)

174 Coldbrook Ct	Lafayette	IN	47909
(Address)	(City)	(State)	(Zip Code)
02/14/2018		6479	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fritz Schutte _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Periculum Capital Markets, LLC _____, as of December 31, 2025 _____, 2_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

Managing Director

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Periculum Capital Markets, LLC

Report on Audit of
Financial Statements

December 31, 2025

THOMAS FAUST, CPA
Certified Public Accountant

PERICULUM CAPITAL MARKETS, LLC

TABLE OF CONTENTS



THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Periculum Capital Markets, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Periculum Capital Markets, LLC, as of December 31, 2025, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statement presents fairly, in all material respects, the financial position of Periculum Capital Markets, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Periculum Capital Markets, LLC's management. My responsibility is to express an opinion on Periculum Capital Markets, LLC's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Periculum Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Thomas Faust, CPA, LLC
d/b/a/ Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 14, 2026

PERICULUM CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2025

		2024
ASSETS		
ASSETS		
Cash and cash equivalents	$	500,039
FINRA Flex Funding		4,997
Prepaid expenses		-
Due from parent company		-
TOTAL ASSETS		505,036
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accrued liabilities		8,989
TOTAL LIABILITIES		8,989
MEMBER'S EQUITY		
Member's equity		496,047
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	505,036

The accompanying notes are an integral part of the financial statements.

_____

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Periculum Capital Markets, LLC (the Firm), was organized in 1995 as an Indiana limited liability company. The firm is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Firm, which has one location in Carmel, Indiana, is wholly-owned by Periculum Capital Company, LLC (PCC). The primary business purpose is to provide advisory services related to corporate merger and acquisition transactions, the private placement of debt and equity financings and general corporate advisory services.

The Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities and accordingly, claims exemption from SEC Rule 15c3-3, pursuant to the provision as a Non-Covered Firm.

b. Recently Issued Accounting Pronouncement Adopted - In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The Firm adopted this standard effective January 1, 2024. For further information, refer to Note 7.

c. Cash and Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. The Firm did not have any cash equivalents at December 31, 2025.

d. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

e. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. As of December 31, 2025, the Firm had one bank account that exceeded the FDIC insurance limit by $229,805.

f. Accounts Receivable—Accounts Receivable consists of fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

_____

g. <u>Basis of Presentation and Method of Accounting</u>—The Firm's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"), and presented on the accrual basis method of accounting.

h. <u>Revenue Recognition</u>—Fee revenue includes recurring professional services that are paid for the duration of the engagement, and success fees earned on completed mergers and acquisition transactions. Professional service revenues are recorded at the time services are performed, while success fees are recorded when the transaction is completed and the income is reasonably determinable. The Firm had no contracts as of December 31, 2025 from which future income is expected.

In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement:

- Identify the contract with the customer
- Identify the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize the revenue when the performance obligation is met

NOTE 2: INCOME TAX EXPENSE

As a limited liability company, the Firm is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Firm. The single member owner is also a limited liability company. The Firm is subject to certain state taxes; however, no provision for state income taxes is required at December 31, 2025.

Accounting principles generally accepted in the United States of American require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

Currently, all tax years subsequent to December 31, 2019, are open and subject to federal and state income tax examination by tax authorities. However, the Firm is not currently under audit nor has the Firm been contacted by any of these jurisdictions.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2025.

NOTE 3: UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes." Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

PERICULUM CAPITAL MARKETS, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR DECEMBER 31, 2025

_____

NOTE 4: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The Firm is required to maintain net capital equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness, as these terms are defined under the rule. At December 31, 2025, the Firm's net capital was $491,050 which was $486,050 in excess of its required net capital of $5,000 and $485,050 in excess of its minimum net capital requirement.

NOTE 5: STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2025, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statement was prepared.

NOTE 6: RELATED PARTY TRANSACTIONS

The Firm is 100% owned by Periculum Capital Company, LLC and is subject to an expense sharing agreement with them that has been approved by FINRA. The agreement was amended on January 1, 2018 to reflect adjustments in expenses and is for a period of twelve months and will renew automatically for an additional twelve months if not cancelled prior to the renewal date of the contract.

As of December 31, 2025, there is no amount due to Periculum Capital Company, LLC.

NOTE 7: SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of investment banking services described in Note 1. The Company has identified its Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies in Note 1 above.

NOTE 8: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through the date of this report, the date on which the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 9: COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies as of December 31, 2025. They concluded that there were no commitments or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.